Mr. Xu Zedong
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
People’s Republic of China, 150060

November 26, 2007

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc. (“Company”)
Response to Form 10-KSB for the year ended December 31, 2006
Filed March 8, 2007
File No. 001-33276

Dear Ms Sherman:

Re: Comments on Form 10-KSB for the year ended December 31, 2006 that was filed on Mach 8, 2007

Form 10-KSB For the Year Ended December 31, 2006
Item 6. Management’s Discussion and Analysis or Plan of Operation, page 21
Results of Operations, page 24
Fiscal Year 2006 Compared to Fiscal Year 2005, page 24

In response to your letter dated November 9, 2007, we respectfully submit the following information.

Operating Expenses, page 24

1. We noted that your selling, general and administrative expenses increased approximately $3.3 million, or 395% in 2006 as compared with 2005.Your discussion herein is not specific to each line item and, therefore, does not provide adequate explanation for this significant increase. Please tell us the reasons for the significant increase. In addition, confirm to us you will explain the reasons for any significant changes in individual line items of the balance sheets, income statements and cash flow statements during the periods for which financial statements are presented in future filings. Further, where changes in financial statement line items are the result of more than one factor or offsetting factors the impact of each should be separately identified and quantified to the extent practicable.

Response: Increased selling, general and administrative expenses were due to approximately $1,000,000 for employee and director stock compensation expenses, legal fees associated with $50 million Senior Security Notes of $1,160,000, $410,000 one time cost associated with establishing company’s US branch locates Philadelphia, PA, and sundry increased expenses such as increased payroll, T&A, advertisement, employee insurance, and miscellaneous expenses associated with increased revenue in year 2006 which contributed to approximately of $780,000.

We confirm that we will explain the reasons for any significant changes in individual line items of the balance sheet, income statements and cash flow statements during the periods for which financial statements are presented in future filings. Further, where changes in financial statement line items are the result of more than one factor or offsetting factors the impact of each will be separately identified and quantified to the extent practificable.

Financial Statements, page 28
Statements of Income, page 31

2. It is unclear to us why you did not classify the change in the fair value of the warrants as either a component of operating expenses or non-operating expense/income within your statement of income. Please refer to the November 30, 2006, Current Accounting and Disclosure Issues in the Division of Corporation Finance. Please tell us how you considered this guidance in your determination of the appropriate classification for the change in the fair value of the warrants and tell us why you believe you presentation is appropriate.

Response: We believe the change in the fair value of the warrants is a component of our non-operating expense / income. In an attempt to clearly identify the significant costs associated with the change in fair value of our warrants, we wanted to highlight those costs, and it was inadvertently included in a separate non-operating expense category. In future filings, we will ensure that it is included with all other non-operating expenses for better presentation.

Note 2. Accounting Policies, page 35
Revenue Recognition, page 37

3. We noted your disclosure on page 9 that you provide after-sale services to your customers. Please tell us and revise your disclosures in future filings to tell investors more about the nature of these services and your related revenue recognition. Disclose whether you provide your services as part of a package to customers buying your products. If so, describe how you considered the guidance in FITF 00-21 in evaluating the deliverables and units of accounting of these arrangements and disclose when you recognize revenue for each unit of accounting.

Response: The Company provides industry standardized after-sale services to customers. This after-sale service is not part of a package of sales to our customers.

The majority of the Company’s sales are from “customized products” which are designed, engineered, and manufactured according to customers’ technical requirements and specifications. Typically, the Company only launches mass production after it has received written approval and signed supply contract from the customers.

The Company manufactures these customized products per customer’s requirements exactly. The Company ships the products after they have passed quality control inspection. If there are errors to the products caused by the wrong technical parameters and dimension provided by the customer, then the customer would bear the consequences of these errors. On the other hand, if the products are faulty due to the Company, then the Company would exchange these products for free.

Generally, the “customized products” will be installed by the customer. The Company has no duty to install. If the customer specifically requests the Company’s assistance with installation, the Company will provide the technical service on site for a new and separate fee. In addition, the customer is responsible for any costs and expenses incidental to the installation.

The Company does not believe that EITF 00-21 (relating to revenue arrangements with multiple deliverables) is applicable because the Company’s revenue transactions do not involve multiple deliverables. In cases where installation is part of the sales arrangement, a separate price/fee is quoted and accounted for when the installation service is performed. In addition, the Company has no other post shipment obligation other than for defective products in the normal course of business as discussed above. Up to this point, the Company recognizes return reserve based on historical trends of returns. The Company believes that the return reserve is inmaterial compares to the total sales in year 2006.

Note 5. Plant and Equipment, page 43

4. Please tell us and revise future filings to discuss your current construction in progress, including the nature of the expenses, the expected date of completion and related terms of depreciation.

Response: Construction in progress represents labor costs, material, capitalized interest incurred in connection with the construction of a new manufacturing plant in Shanghai, P.R.China and the construction and installation of manufacturing equipment in manufacturing plant in Harbin, P.R.China. We expect to complete construction of the new Shanghai plant by April, 2008. No depreciation is provided for construction in progress until the construction is completed and the properties placed into service. Those properties will subject to depreciation based upon the nature of the fixed assets. We will revise our future filings to discuss construction in progress, including the nature of the expenses, the expected date of completion and related terms of depreciation.

Note 9. Advance on Intangible Assets, page 44

5. We noted that you entered into a joint research and development agreement with IEECAS on August 21, 2006 and to date you have invested $1.3 million and the remaining balance of $0.625 million will be invested prior to termination of the agreement in early 2009. Please clarify your accounting for this transaction for us, including the following:
●	Tell us more about the structure of the joint venture, the percentage of the joint venture you own and how you are accounting for your ownership (i.e. equity method, etc ),
●	Tell us why you believe the 28-month amortization period over which the research and development expense will be allocated/expensed is appropriate,
●	Tell us how you are currently accounting for the final payment of $0.625 million, if at all, and why, and
●	Finally, tell us how you plan to account for the remaining payment of $0.625 million once paid.

Please address our concerns in your future filings.

Response: The technical research and development results of the project will be shared by both parties in accordance with the agreement and both Harbin and IEECAS will jointly have ownership to the patents after evaluation. The amount has been treated as research and development prepayment, which has been amortized to expense under SFAS 2 based on the periods service occurred, estimated to be ratably over the period.

The potential economic benefits as a result of the industrialization of the research results through this project shall be divided between the two parties according to both the ratio of the funds paid (the $3.225 million we invest) and the technical and personnel commitments made (by IEECAS). The $0.625 million hasn’t been paid in accordance with the agreement, therefore, we are currently not accounting for that. When we make the final payment of the $0.625 at the final stage, we will expense that as research and development expense.

Form 10-QSB for the three and six months ended June 30, 2007-11-19
General

6. Please provide us with your analysis, under Item 10(a)(2)(iv) of Regulation S-B that demonstrates you are eligible to file on Form 10-QSB starting with the quarter ended March 31,2007

Response:
The following is the Company’s analysis as to why it believes that it was eligible to file on Form 10-QSB starting with the quarter ended March 31, 2007. Item 10(a)(2) of Regulation S-B governs how an issuer may enter and exit the small business disclosure system. The Company respectfully submits that Item 10(a)(2)(iv) refers to how an issuer may enter the small business disclosure system and therefore, this section is not relevant to an analysis of the Company’s potential transition out of the small business disclosure system. The Company entered the small business disclosure system in 2005 when it first became a reporting company. At that time neither its revenues nor its public float had ever exceeded $25,000,000. Once the Company was in the small business disclosure system, Item 10(a)(2)(iii) of Regulation S-B sets forth the terms and conditions under which it may exit the small business disclosure system. Item 10(a)(2)(iii) states that “Once a small business issuer becomes a reporting company, it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.” Although the Company did exceed the revenue limit in 2006 (with revenues of $40,415,777), it did not exceed the revenue limit in 2005 (with revenues of $23,643,664). Similarly, although the Company exceeded the $25,000,000 public float limit in 2006, it did not exceed the public float limit for 2005. The Note to the proviso of Item 10(a) of Regulation S-B states that “The public float of a reporting company shall be computed by use of the price at which the stock was last sold or the average of the bid and asked prices of such stock on a date within 60 days prior to the end of its most recent fiscal year.” Using the closing price of the Company’s common stock on November 4, 2005 (a date that is within 60 days of the Company’s fiscal year ended December 31, 2005), the value of the Company’s public float was $21,160,000 as of the end of 2005. Because neither the Company’s revenues nor the Company’s public float exceeded $25,000,000 for both 2005 and 2006, the Company believes that it did not transition out of the small business disclosure system as of the end of 2006. Therefore, the Company was eligible to file on Form 10-QSB starting with the quarter ended March 31, 2007.

Financial Statements, page 1
Statement of Income, page 2

7. We noted that you recorded $763,408 in other income during the six months ended June 30, 2007. We see from your discussion on page 38 that this is grant income that you received from the government. Please tell us more about the specific purpose of the grant and why you were eligible to receive these amounts from the government. For example, tell us if the grant is specifically related to research and development expenses you incurred or other specific expenditures made by the company. In this regard, tell us why you believe it is appropriate to classify the arrant income as other income in the statement of income and why the amount was recorded as additional paid in capital. Cite the accounting guidance upon which you based your accounting.

Response: China's State Development and Reform Commission subsidize for China's scientific and technological enterprises ongoing industrialization of innovative products. Our company’s "linear motor rail transit traction power supply system," is "focused on the development of urban rail system using linear motor technology and the Key equipment R & D" which states in the documents of the State Development and Reform Commission high technology 2004 1344, so we got the grant from the government. According to SSAP No.4, "Accounting For Government Grant” which deals with the accounting treatment and disclosure of government grants and other forms of government assistance, including grants, equity finance, subsidised loans and advisory assistance. The government grant should be recognized in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute. In addition, the grants relating to income may be reported separately as 'other income' or deducted from the related expense.

Our MD&A incorrectly discussed this as being recorded as additional paid in capital in error. It should have stated that the amount was recorded as other income in non-operating income and expenses. We will correct this in future filings

Note1. Organization and Description of Business.page 5

8. We noted your discussion regarding your development agreement with Shelton Technology and see your required contributions totaling $3 million. Please tell us how you have accounted for the $1.2 million paid in April 2007 and how you have recorded the remaining payments in your financial statements, if at all please explain.

Response: We established Advanced Automation Group, LLC (“AAG”) and through Advanced Electric Motors, Inc. (“AEM”), AEM will contribute $3,000,000 to AAG in three installments: $1.2 million within ten days of the agreement date, $800,000 by May 1, 2008 and $1.0 million by March 31, 2009. We recorded a $1.2 million investment in AEM’s records, however, since AAG is a wholly-owned subsidiary, the investment account was eliminated upon consolidation.

We have made the remaining payments; however, when we do make the payments, we will use the same accounting method as we did in recording the $1.2 million payment.

Very truly yours,

/s/ Xu Zedong
Xu Zedong
Chief Financial Officer